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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY

                      UNDER THE TRUST INDENTURE ACT OF 1939

                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

         CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(B)(2) CHECK THIS BOX /X/

                                   ----------

                       THE FIRST NATIONAL BANK OF CHICAGO
               (Exact name of trustee as specified in its charter)

A National Banking Association                              36-0899825
                                                         (I.R.S. employer
                                                      identification number)

One First National Plaza, Chicago, Illinois                 60670-0126
(Address of principal executive offices)                    (Zip Code)

                       The First National Bank of Chicago
                      One First National Plaza, Suite 0286
                          Chicago, Illinois 60670-0286
             Attn: Lynn A. Goldstein, Law Department (312) 732-6919
            (Name, address and telephone number of agent for service)

                                   ----------

                     HEADLANDS HOME EQUITY LOAN TRUST 1997-1
               (Exact name of obligor as specified in its charter)

           Delaware                                           Pending
(State or other jurisdiction of                           (I.R.S. employer
incorporation or organization)                         identification number)

c/o Wilmington Trust Company, as Owner Trustee
Rodney Square North
1100 Market Street                                            19890
Wilmington, Delaware                                        (Zip Code)
(Address of Principal Executive Offices)




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                       HEADLANDS MORTGAGE SECURITIES INC.
       (Exact name of sponsor of the obligor as specified in its charter)

           Delaware                                         68-039-7342
(State or other jurisdiction of                          (I.R.S. employer
incorporation or organization)                        identification number)

700 Larkspur Landing Circle
Suite 240                                                     94939
Larkspur, California                                        (Zip Code)
(Address of Principal Executive Offices)


           HEADLANDS HOME EQUITY LOAN TRUST 1997-1 ASSET BACKED NOTES
                         (Title of Indenture Securities)




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ITEM 1.  GENERAL INFORMATION. FURNISH THE FOLLOWING INFORMATION AS TO THE
         TRUSTEE:

         (A) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISION AUTHORITY TO WHICH IT IS SUBJECT.

                Comptroller of Currency, Washington, D. C., Federal Deposit Insurance Corporation, Washington, D. C., The Board of Governors of the Federal Reserve System, Washington, D. C.

         (B)    WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

                The trustee is authorized to exercise corporate trust powers.

ITEM 2. AFFILIATIONS WITH THE OBLIGOR. IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

                No such affiliation exists with the trustee.

ITEM 16. LIST OF EXHIBITS. LIST BELOW ALL EXHIBITS FILED AS A PART OF THIS STATEMENT OF ELIGIBILITY.

         1. A copy of the articles of association of the trustee now in effect.*

         2. A copy of the certificates of authority of the trustee to commence business.*

         3. A copy of the authorization of the trustee to exercise corporate trust powers.*

         4.     A copy of the existing by-laws of the trustee.*

         5.     Not applicable.

         6. The consent of the trustee required by Section 321(b) of the Act.

         7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

         8.     Not applicable.

         9.     Not applicable.

* EXHIBIT 1, 2, 3 AND 4 ARE HEREIN INCORPORATED BY REFERENCE TO EXHIBITS BEARING IDENTICAL NUMBERS IN ITEM 12 OF THE FORM T-1 OF THE FIRST NATIONAL BANK OF CHICAGO, FILED AS EXHIBIT 26 TO THE REGISTRATION STATEMENT ON FORM S-3 OF ITT CORPORATION, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1996 (REGISTRATION NO. 333-07221).




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Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The First National Bank of Chicago, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 13th day of August, 1997.


                                       The First National Bank of Chicago,
                                       Trustee,


                                       By: /s/ Steven M. Wagner
                                          -----------------------------------
                                                   Steven M. Wagner
                                                   Vice President


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                                    EXHIBIT 6


                       THE CONSENT OF THE TRUSTEE REQUIRED
                          BY SECTION 321(B) OF THE ACT


                                 August 13, 1997


Securities and Exchange Commission
Washington, D. C.  20549

Gentlemen:

In connection with the qualification of an indenture between Headlands Home Equity Loan Trust 1997-1 and The First National Bank of Chicago, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State Authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


                                       Very truly yours,

                                       THE FIRST NATIONAL BANK OF CHICAGO



                                       By: /s/ Steven M. Wagner
                                          -----------------------------------
                                                   Steven M. Wagner
                                                   Vice President


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                                    EXHIBIT 7


         A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                                    EXHIBIT 7

Legal Title of Bank:    The First National Bank of Chicago  Call Date: 03/31/97  ST-BK:  17-1630 FFIEC 031
Address:                One First National Plaza, Ste 0303                                      Page RC-1
City, State  Zip:       Chicago, IL  60670
FDIC Certificate No.:   0/3/6/1/8

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
AND STATE-CHARTERED SAVINGS BANKS FOR MARCH 31, 1997

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding of the last business day of the quarter.

SCHEDULE RC--BALANCE SHEET

                                                                                                                C400
                                                                             DOLLAR AMOUNTS IN              ------------
                                                                                 THOUSANDS          RCFD    BIL MIL THOU
                                                                                 ---------          ----    ------------
ASSETS
1.  Cash and balances due from depository institutions (from Schedule
    RC-A):
    a. Noninterest-bearing balances and currency and coin(1).............                           0081      3,871,170     1.a.
    b. Interest-bearing balances(2)......................................                           0071      6,498,314     1.b.
2.  Securities
    a. Held-to-maturity securities(from Schedule RC-B, column A).                                   1754              0     2.a.
    b. Available-for-sale securities (from Schedule RC-B, column D)......                           1773      3,901,208     2.b.
3.  Federal funds sold and securities purchased under agreements to
    resell                                                                                          1350      4,612,975     3.
4.  Loans and lease financing receivables:
    a. Loans and leases, net of unearned income (from Schedule
    RC-C)................................................................   RCFD 2122 23,345,201                            4.a.
    b. LESS: Allowance for loan and lease losses.........................   RCFD 3123    420,963                            4.b.
    c. LESS: Allocated transfer risk reserve.............................   RCFD 3128          0                            4.c.
    d. Loans and leases, net of unearned income, allowance, and
       reserve (item 4.a minus 4.b and 4.c)..............................                           2125     22,924,238     4.d.
5.  Trading assets (from Schedule RD-D)..................................                           3545      8,792,158     5.
6.  Premises and fixed assets (including capitalized leases).............                           2145        706,928     6.
7.  Other real estate owned (from Schedule RC-M).........................                           2150          6,563     7.
8.  Investments in unconsolidated subsidiaries and associated
    companies (from Schedule RC-M).......................................                           2130         61,551     8.
9.  Customers' liability to this bank on acceptances outstanding.........                           2155        488,866     9.
10. Intangible assets (from Schedule RC-M)...............................                           2143        291,569    10.
11. Other assets (from Schedule RC-F)....................................                           2160      1,775,283    11.
12. Total assets (sum of items 1 through 11).............................                           2170     53,930,823    12.

----------

(1)  Includes cash items in process of collection and unposted debits.
(2)  Includes time certificates of deposit not held for trading.

Legal Title of Bank:     The First National Bank of Chicago  Call Date:  03/31/97 ST-BK:  17-1630 FFIEC 031
Address:                 One First National Plaza, Ste 0303                                      Page RC-2
City, State  Zip:        Chicago, IL  60670
FDIC Certificate No.:    0/3/6/1/8

SCHEDULE RC-CONTINUED

                                                                  DOLLAR AMOUNTS IN
                                                                      THOUSANDS                    BIL MIL THOU
                                                                      ---------                    ------------
LIABILITIES
13. Deposits:
    a. In domestic offices (sum of totals of columns A and C
       from Schedule RC-E, part 1)..........................                           RCON 2200    21,550,056      13.a.
       (1) Noninterest-bearing(1)...........................     RCON 6631  8,895,137                               13.a.1
       (2) Interest-bearing.................................     RCON 6636 12,654,919                               13.a.2
    b. In foreign offices, Edge and Agreement
       subsidiaries, and IBFs (from Schedule
       RC-E, part II).......................................                           RCFN 2200    12,364,650      13.b.
       (1) Noninterest bearing..............................     RCFN 6631    287,496                               13.b.1
       (2) Interest-bearing.................................     RCFN 6636 12,077,154                               13.b.2
14. Federal funds purchased and securities
    sold under agreements to repurchase:                                               RCFD 2800     3,817,421      14
15. a. Demand notes issued to the U.S. Treasury                                        RCON 2840        63,621      15.a.
    b. Trading Liabilities(from Schedule RC-D)..............                           RCFD 3548     5,872,831      15b.
16.    Other borrowed money:
    a. With original maturity of one year or less...........                           RCFD 2332     2,607,549      16.a.
    b. With original  maturity of more than one year........                           RCFD 2333       322,414      16b.
17. Not applicable
18. Bank's liability on acceptance executed and
    outstanding.............................................                           RCFD 2920       488,866      18.
19. Subordinated notes and debentures.......................                           RCFD 3200     1,550,000      19.
20. Other liabilities (from Schedule RC-G)..................                           RCFD 2930     1,196,229      20.
21. Total liabilities (sum of items 13 through 20)..........                           RCFD 2948    49,833,637      21.
22. Not applicable
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus...........                           RCFD 3838             0      23.
24. Common stock............................................                           RCFD 3230       200,858      24.
25. Surplus (exclude all surplus related to
    preferred stock)........................................                           RCFD 3839     2,944,244      25.
26. a. Undivided profits and capital reserves...............                           RCFD 3632       954,885      26.a.
    b. Net unrealized holding gains (losses) on
       available-for-sale securities........................                           RCFD 8434        (1,089)     26.b.
27. Cumulative foreign currency translation adjustments.....                           RCFD 3284        (1,712)     27.
28. Total equity capital (sum of items 23 through 27).......                           RCFD 3210     4,097,186      28.
29. Total liabilities, limited-life preferred stock,
    and equity capital (sum of items 21, 22, and 28)........                           RCFD 3300    53,930,823      29.

Memorandum
To be reported only with the March Report of Condition.

1.  Indicate in the box at the right the number of the statement below
    that best describes the most comprehensive level of auditing                           Number
    work performed for the bank by independent external                                --------------
    auditors as of any date during 1996 ..............................RCFD 6724 ...... 2                    M.1.


1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

4 = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)

5 = Review of the bank's financial statements by external auditors

6 = Compilation of the bank's financial statements by external auditors

7 = Other audit procedures (excluding tax preparation work)

8 = No external audit work



----------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.



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